UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): __

This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-259444) and registration statements on Form S-8 (File Nos. 333-242129, 333-242133, 333-259852 and 333-265634) of Freeline Therapeutics Holdings plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,848	$117,662
Prepaid expenses and other current assets	8,256	10,630
Total current assets	74,104	128,292
NON-CURRENT ASSETS:
Property and equipment, net	10,781	9,906
Operating lease right of use assets	11,708	—
Other non-current assets	3,482	2,927
Total assets	$100,075	$141,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$9,956	$5,187
Accrued expenses and other current liabilities	9,578	15,497
Operating lease liabilities, current	2,882	—
Total current liabilities	22,416	20,684
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	9,077	—
Total liabilities	$31,493	$20,684
Commitments and contingencies (Note 10)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.00001 par value, 400,000,000 shares authorized as of September 30, 2022 and 160,000,000 shares authorized as of December 31, 2021; 64,974,850 issued and outstanding as of September 30, 2022 and 35,854,591 issued and outstanding as of December 31, 2021	—	—
Deferred shares, £0.00001 par value; 24,103 and 112,077 shares authorized, issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	—	—
Deferred shares, £100,000 par value; 1 authorized, issued and outstanding as of September 30, 2022 and December 31, 2021	137	137
Additional paid-in capital	499,651	467,213
Accumulated other comprehensive (loss) gain	(8,852)	9,472
Accumulated deficit	(422,354)	(356,381)
Total shareholders’ equity	68,582	120,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$100,075	$141,125

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Nine Months Ended September 30,
	2022	2021
OPERATING EXPENSES:
Research and development	$53,561	$70,827
General and administrative	25,009	37,219
Total operating expenses	78,570	108,046
LOSS FROM OPERATIONS:	(78,570)	(108,046)
OTHER INCOME (EXPENSE), NET:
Other income, net	5,451	493
Gain on lease termination	5,307	—
Interest income, net	631	350
Benefit from R&D tax credit	1,304	1,541
Total other income, net	12,693	2,384
Loss before income taxes	(65,877)	(105,662)
Income tax expense	(96)	(29)
Net loss	$(65,973)	$(105,691)
Net loss per share attributable to ordinary shareholders—basic and diluted	(1.15)	(2.96)
Weighted average ordinary shares outstanding—basic and diluted	57,384,985	35,686,751

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Nine Months Ended September 30,
	2022	2021
Net loss	$(65,973)	$(105,691)
Other comprehensive loss:
Foreign currency translation adjustment	(18,324)	(285)
Comprehensive loss	$(84,297)	$(105,976)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED SHARES £0.001 PAR VALUE		DEFERRED SHARES £100,000 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT	DEFICIT	EQUITY
Balance at December 31, 2020	35,854,945	$—	144,517,898	$2	123,638,835	$153	—	$—	$456,293	$9,342	$(215,990)	$249,800
Shares issued under employee share purchase plan	15,206	—	—	—	—	—	—	—	105	—	—	105
Vesting of restricted share units	34,125
Subdivision of £0.001 nominal shares and reduction in deferred share capital	—	—	—	—	(100,000,000)	(137)	1	137	—	—	—	—
Forfeiture of ordinary shares	(90,021)	—	90,021	—	—	—	—	—	—	—	—	—
Cancellation of deferred shares	—	—	(144,500,094)	(2)	(23,638,835)	(16)		—	18	—	—	—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	8,869	—	—	8,869
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(285)	—	(285)
Net loss	—	—	—	—	—	—	—	—	—	—	(105,691)	(105,691)
Balance at September 30, 2021	35,814,255	$—	107,825	$—	—	$—	1	$137	$465,285	$9,057	$(321,681)	$152,798

Balance at December 31, 2021	35,854,591	$—	112,077	$—	—	$—	1	$137	$467,213	$9,472	$(356,381)	$120,441
Shares issued under employee share purchase plan	149,254	—	—	—	—	—	—	—	110	—	—	110
Vesting of restricted share units	34,063	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of ordinary shares	87,974	—	(87,974)			—	—	—	—	—	—	—
Issuance of ordinary shares, net of issuance cost of $2.6M	28,848,968	—	—	—	—	—	—	—	28,291	—	—	28,291
Non-cash share-based compensation	—	—	—	—	—	—	—	—	4,037	—	—	4,037
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(18,324)	—	(18,324)
Net loss	—	—	—	—	—	—	—	—	—	—	(65,973)	(65,973)
Balance at September 30, 2022	64,974,850	$—	24,103	$—	—	$—	1	$137	$499,651	$(8,852)	$(422,354)	$68,582

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Nine Months Ended September 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(65,973)	$(105,691)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,426	1,779
Non-cash share-based compensation expense	4,037	8,869
Deferred income taxes	—	(206)
Loss on disposal of property and equipment	238	2
Gain on lease termination	(5,307)	—
Changes in components of operating assets and liabilities
Accounts receivable	—	98
Prepaids and other current assets	(1,917)	5,749
Other non-current assets	(162)	(235)
Operating lease right of use assets	46,594	—
Accounts payable	5,217	(2,400)
Accrued expenses and other current liabilities	(4,110)	1,769
Operating lease liabilities, net	(38,416)	—
Net cash used in operating activities	(58,373)	(90,266)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,117)	(3,638)
Net cash used in investing activities	(3,117)	(3,638)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	27,328	—
Proceeds from employee share purchase plan	107	104
Net cash provided by financing activities	27,435	104
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(17,949)	36
Net decrease in cash, cash equivalents and restricted cash	(52,004)	(93,764)
Cash, cash equivalents and restricted cash
Beginning of period	119,063	231,576
End of period	$67,059	$137,812
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Commitment shares issued to Lincoln Park Capital Fund, LLC	963	—
Property and equipment unpaid and accrued	1,221	16

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods shown above:

	For the Nine Months Ended September 30,
	2022	2021
Cash and cash equivalents	$65,848	$136,377
Long-term restricted cash	1,211	1,435
Total cash, cash equivalents and restricted cash	$67,059	$137,812

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Notes to Unaudited Condensed Consolidated Financial Statements

1.
Nature of the Business

Freeline Therapeutics Holdings plc (the “Company”) is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases. The Company is headquartered in the United Kingdom (“U.K.”) and has operations in Germany and the United States (“U.S.”). The Company is a public limited company incorporated pursuant to the laws of England and Wales.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development require significant additional research and development efforts, including clinical testing and regulatory approval, prior to any commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from any product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $66.0 million and $105.7 million for the nine months ended September 30, 2022 and 2021, respectively. In addition, the Company had an accumulated deficit of $422.4 million as of September 30, 2022.

The net cash used in operating and investing activities was $61.5 million for the nine months ended September 30, 2022. The Company believes the cash and cash equivalents on hand as of September 30, 2022 of $65.8 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these unaudited condensed consolidated financial statements, following the termination of the dedicated manufacturing and commercial supply agreement (the “Manufacturing Agreement”) with Brammer Bio MA, LLC (“Brammer”) described in Note 10, Commitments and Contingencies, the Company’s decision to not invest in further development of its product candidate FLT180a without a partner and the workforce reduction described in Note 13, Subsequent Events. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. Additionally, the Company is involved in a dispute with Brammer relating to the Manufacturing Agreement as described in Note 13, Subsequent Events. There can be no assurance that the outcome of such dispute will be successful, and an adverse determination could have a material adverse effect on the Company's financial condition. However, the Company is confident in the merits of its claims against Brammer and intends to prosecute this action vigorously.

The Company continues to assess its business plans and the impact the COVID-19 pandemic, including related changes in economic, capital market or political conditions, may have on its ability to advance the testing, development and manufacturing of its drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise financing to support the development of its drug candidates. No assurances can be given that this analysis will enable the Company to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in its sector in particular, or with respect to interest rates and inflationary conditions. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. The Company’s business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in the Company’s preclinical and clinical trial activities, as well as delays and other disruptions in its manufacturing and supply chain, which the Company also expects will continue in future quarters. The Company cannot presently predict the scope and severity of any potential business disruptions, but if the Company or any of the third parties on whom it relies or with whom it conducts business were to experience business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted.

2.
Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements as of and for the year ended December 31, 2021 in the Annual Report on Form 20-F. There have been no material changes to the significant accounting policies during the nine months ended September 30, 2022, except as described below.

Leases

Effective January 1, 2022, the Company adopted Accounting Standards Codification (“ASC”), Topic 842, Leases (“ASC 842”), using the modified retrospective approach and utilizing the effective date as its date of initial application, for which prior periods are presented in accordance with the previous guidance in ASC 840, Leases. Adoption of this standard resulted in the recording of operating lease right-of-use assets and operating lease liabilities of $61.9 million and $64.7 million, respectively, on the Company’s balance sheets on the effective date. The adoption of the standard did not have a material effect on the Company’s statements of operations and comprehensive loss, statements of cash flows or shareholders’ equity. Refer to Note 10 for right-of-use assets and liabilities recorded during the nine months ended September 30, 2022.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, current lease liabilities and, if applicable, long-term lease liabilities. The Company has elected to utilize the practical expedient to not recognize on the balance sheet leases with terms of one year or less. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct costs, or prepayments. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The Company has elected to apply the package of three expedients to all of its leases requiring (1) no reassessment of whether any expired or existing contracts are or contain leases, (2) the lease classification of any expired or existing leases, or (3) the capitalization of initial direct costs for any existing leases.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the stand-alone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Entities may elect the practical expedient to not separate lease and non-lease components. The Company has elected this practical expedient to account for the lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only. All the Company’s leases are classified as operating leases.

Operating lease costs are recognized on a straight-line basis over the lease term, and they are categorized within research and development and general and administrative expenses in the consolidated statements of operations. The operating lease cash flows are categorized under net cash used in operating activities in the consolidated statements of cash flows.

The Company subleases certain leased office spaces to third parties and recognizes sublease income on a straight-line basis over the sublease term within research and development.

3.
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
U.K. R&D tax credit	$2,964	$2,211
Prepaid tax	1,560	2,070
Insurance	2,067	2,346
Prepaid manufacturing costs	417	2,002
Other current assets	1,247	2,001
	$8,256	$10,630

4.
Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Office equipment and computers	$957	$1,098
Furniture & Fixtures	3,311	4,602
Laboratory equipment	8,418	10,083
Leasehold improvements	4,383	955
	17,069	16,738
Less: accumulated depreciation	(6,288)	(6,832)
	$10,781	$9,906

Depreciation and amortization expense was $1.4 million and $1.8 million for the nine months ended September 30, 2022 and 2021, respectively.

5.
Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Restricted cash	$1,211	$1,400
Deferred offering costs	1,891	1,142
Deferred tax asset	377	377
Intangible assets	3	8
	$3,482	$2,927

Restricted cash consisted of collateral deposits for the office space leased by the Company's wholly owned subsidiary, Freeline Therapeutics GmbH.

6.
Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Compensation and benefits costs	$3,993	$4,554
Restructuring charges	—	2,362
Research and development expenses	2,800	6,726
Consulting and professional services	1,909	1,083
Other liabilities	876	772
	$9,578	$15,497

7.
Shareholders’ Equity

Ordinary Shares

As of September 30, 2022, the Company’s authorized capital consisted of 400,000,000 ordinary shares with a par value of £0.00001 per share.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of September 30, 2022, the Company has not declared any dividends.

Registered Direct Offering

On March 10, 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by the Company of 24,857,144 of the Company’s American Depositary Shares (“ADSs”) at a price of $1.05 per ADS for total gross proceeds of $26.1 million, in a registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by the Company.

Lincoln Park Capital

On March 18, 2022, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) under which the Company may at its discretion, sell to Lincoln Park up to $35.0 million of its ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, the Company issued 954,208 ADSs as commitment shares to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement (the “Commitment Shares”). The Commitment Shares were valued using the closing price of the Company’s ADSs on the date of the purchase agreement resulting in a fair market value of approximately $1.0 million. The fair value of the Commitment Shares as well as issuance costs of $0.2 million associated with the purchase agreement are classified as prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. As the Company’s ADSs are sold in accordance with the purchase agreement, the fair value of the Commitment Shares and issuance costs will be reclassified to additional paid-in capital on the Company’s condensed consolidated balance sheet. During the nine months ended September 30, 2022, the Company did not issue any additional ADSs pursuant to the purchase agreement.

Open Market Sale AgreementSM

On November 17, 2021, the Company entered into an Open Market Sale AgreementSM (the "Sales Agreement") with Jefferies LLC ("Jefferies") pursuant to which the Company may issue and sell ADSs having aggregate offering sales proceeds of up to $75.0 million, from time to time, in “at-the-market” offerings pursuant to which Jefferies will act as sales agent and/or principal. During the nine months ended September 30, 2022, the Company issued 3,037,616 ADSs pursuant to the Sales Agreement, raising approximately $3.2 million in net proceeds.

Deferred Shares

Deferred shares are a unit of equity that confer to their holder effectively no economic rights or any voting rights. The Company, without the consent of the shareholder, may transfer deferred shares at any time for $nil consideration.

Deferred shares are not included in the Company’s potentially dilutive securities as they are not ordinary shares and have no conversion rights.

The table below reflects the number of ordinary shares and deferred shares issued and outstanding at September 30, 2022 and December 31, 2021.

	September 30,	December 31,
	2022	2021
Ordinary shares	64,974,850	35,854,591
Deferred shares of £0.00001	24,103	112,077
Deferred shares of £100,000	1	1
Total ordinary and deferred shares	64,998,954	35,966,669

8.
Non-Cash Share-Based Compensation

2020 Equity Incentive Plan

On July 31, 2020, the Company adopted an equity incentive plan (the “2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units (“RSUs”), and other share-based awards. The maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that were subject to awards under prior equity incentive plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan automatically increases on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2021 and 2022, the reserve automatically increased by 1,434,198 and 1,434,184 shares, which were 4% of the total number of ordinary shares outstanding on December 31, 2020 and 2021, respectively.

Any equity awards granted under the 2020 Plan or any prior equity incentive plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the 2020 Plan, subject to certain conditions.

The Company has typically granted equity awards under the 2020 Plan that vest over a four-year service period, with 25% of the award vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three years.

2021 Equity Inducement Plan

On September 27, 2021, the Company adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance the Company’s ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities. Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with the Company. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs, and other share-based awards. On May 30, 2022, the Board amended the Inducement Plan to authorize an additional 2,000,000 shares under the Inducement Plan. The maximum number of equity awards authorized under the Inducement Plan is 3,400,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the Inducement Plan, subject to certain conditions.

2020 Employee Share Purchase Plan

On July 31, 2020, the Company adopted an employee share purchase plan (the “ESPP”). The purpose of the ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the ESPP. The ESPP provides for an annual increase beginning on January 1, 2022 in an amount equal to the least of (i) 347,447 ordinary shares, (ii) 1% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (iii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2022, the reserve automatically increased by 347,447 shares. During the nine months ended September 30, 2022, 149,254 shares were purchased under the ESPP. As of September 30, 2022, 486,471 shares are available for future issuance.

Employee Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Prior to the Company’s initial public offering (“IPO”), the Company granted share-based compensation in the form of ordinary shares, collectively referred to as Employee Shares, to employees and non-employees with both performance and service-based vesting conditions. The Company records expense for these awards using the straight-line method.

A summary of the changes in the Employee Shares from December 31, 2021 through September 30, 2022 is as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2021	47,332	$10.82
Granted	—	0.00
Vested	(20,372)	8.69
Forfeited	(5,467)	10.43
Unvested balance as of September 30, 2022	21,493	$9.96

As of September 30, 2022, there was $0.3 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted-average period of 1.7 years. Unvested Employee Shares are forfeited upon termination of employment, classified as deferred shares on the balance sheet and are subsequently cancelled.

Share Options Valuation

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the nine months ended September 30, 2022 were as follows:

For the Nine Months Ended September 30,
2022
Expected option life (years)	6.30
Expected volatility	74.7%
Risk-free interest rate	2.1%
Expected dividend yield	—

Share Options

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	5,421,715	$9.23	8.37	$—
Granted	4,877,710	1.30	—	1,485
Exercised	—	—	—	—
Expired	(260,722)	16.17	—	—
Canceled or Forfeited	(1,867,539)	8.23	—	—
Outstanding as of September 30, 2022	8,171,164	$5.25	8.61	$10
Exercisable as of September 30, 2022	1,776,269	14.41	—	-
Vested and expected to vest as of September 30, 2022	8,171,164	$5.25	8.61	$10

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted-average grant-date fair value used for the share options granted during the nine months ended September 30, 2022 was $0.73 per share. The weighted-average grant-date fair value used for the share options granted during the year ended December 31, 2021 was $4.49 per share.

As of September 30, 2022, there was $11.3 million of unrecognized compensation cost related to unvested share options outstanding, which is expected to be recognized over a weighted-average period of 2.7 years.

Restricted Share Units

The Company has granted (i) RSUs that generally vest over a period of four years from the date of grant and (ii) RSUs to certain new employees in order to compensate them for equity awards forfeited to their previous employers. The latter RSUs generally vest over a period of under one year from the date of grant. The Company granted share options and RSUs as its annual equity incentive awards to employees during the nine months ended September 30, 2022. In 2021, the annual equity incentive awards consisted only of share options. The following table summarizes the activity related to RSUs from December 31, 2021, through September 30, 2022:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	88,750	$10.01
Granted	584,670	1.09
Exercised	(34,688)	7.08
Canceled or Forfeited	(179,282)	4.05
Outstanding as of September 30, 2022	459,450	$0.95

Share-based Compensation Expense

Non-cash share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	For the Nine Months Ended September 30,
	2022	2021
Research and development	$1,675	$3,911
General and administrative	2,362	4,958
	$4,037	$8,869

9.
Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	September 30,
	2022	2021
Numerator
Net loss	$(65,973)	$(105,691)
Net loss attributable to ordinary shareholders—basic and diluted	$(65,973)	$(105,691)
Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	57,384,985	35,686,751
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.15)	$(2.96)

The Company’s potentially dilutive securities, which include unvested Employee Shares, share options and RSUs, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the nine months ended September 30, 2022 and 2021 because including them would have had an anti-dilutive effect:

	September 30,
	2022	2021
Unvested ordinary shares	21,493	61,536
Share options	8,171,164	5,610,556
Restricted share units	459,450	84,500
Total	8,652,107	5,756,592

10.
Commitments and Contingencies

Dedicated Manufacturing and Commercial Supply Agreement

In June 2020, the Company entered into a dedicated manufacturing and commercial supply agreement (the “Manufacturing Agreement”) with Brammer Bio MA, LLC (“Brammer”) pursuant to which Brammer was obligated to reserve certain amounts of manufacturing capacity in its manufacturing facility to supply the Company with its product candidate FLT180a for the treatment of hemophilia B. As consideration for the reserved manufacturing capacity, the Company was required to pay Brammer an annual capacity access fee, subject to inflationary annual increases, excluding any purchase commitment or other fees.

The Company committed to an annual minimum purchase commitment throughout the term of the Manufacturing Agreement. The term of the Manufacturing Agreement was effective as of June 30, 2020 and was to continue until December 31, 2027.

On July 15, 2022, the Company sent notice in writing to Brammer that it was terminating, as of July 31, 2022, the Manufacturing Agreement as a result of alleged material breaches by Brammer of the Manufacturing Agreement and related agreements. On August 17, 2022, Brammer responded with a letter to terminate the Manufacturing Agreement effective immediately for the Company's alleged material breach of the Manufacturing Agreement and related agreements.

Subsequent to September 30, 2022, the Company has filed a demand for arbitration before the American Arbitration Association in New York (see Note 13, Subsequent Events) for alleged breaches of the Manufacturing Agreement and resulting damages. There can be no assurance that the outcome of such dispute will be successful, and an adverse determination could have a material adverse effect on the Company's financial condition. However, the Company is confident in the merits of its claims against Brammer and intends to prosecute this action vigorously.

As a result of the mutual termination of the Manufacturing Agreement, the Company has derecognized the associated operating lease assets and liabilities (see below). No loss contingencies have been recorded by the Company in relation to the dispute because the Company believes the possibility that a loss has been incurred is remote at this time.

Legal Proceedings

From time to time, the Company may be a party to litigation or arbitration or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation and arbitration are subject to inherent uncertainties and could adversely impact the Company’s reputation, operations, and its operating results or overall financial condition. As of September 30, 2022, there were no pending material legal proceedings to which the Company was a party or to which any of its property was subject, and the Company did not have contingency reserves established for any liabilities as of September 30, 2022 and December 31, 2021. When appropriate in management’s estimation, the Company will record adequate reserves in its financial statements for pending litigation or arbitration. See Note 13, Subsequent Events, for information regarding the Company’s dispute with Brammer.

Operating Lease Agreements

In August 2022, in connection with the termination of the Manufacturing Agreement, the Company terminated the operating lease in connection with the dedicated capacity at the Brammer facility. The Company derecognized the related right-of-use asset of approximately $35.6 million and accordingly the operating lease liabilities of $40.3 million, resulting in a gain of $5.3 million, which was included in other income (expense), net on the condensed consolidated statements of operations for the nine months ended September 30, 2022.

The following table summarizes the Company’s costs included in the statements of operations related to right of use lease assets entered into through September 30, 2022 (in thousands):

Lease Cost	For the Nine Months Ended September 30, 2022
Operating lease cost
Research and development	$10,459
General and administrative	237
Short-term lease cost	217
Sublease income	(186)
Total lease cost	$10,727

Other Information	For the Nine Months Ended September 30, 2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$9,301
Weighted-average remaining lease term-operating leases	6.90
Weighted-average discount rate-operating leases	7.28%

Contractual Obligations

The following table summarizes the Company’s contractual obligations as of September 30, 2022, and the effects that such obligations are expected to have on its liquidity and cash flows in future periods (in thousands):

Maturity of Contractual Obligation
Years Ended December 31,	Operating Leases
2022 (excluding the nine months ended September 30, 2022)	$928
2023	3,585
2024	2,643
2025	1,442
2026	1,230
Thereafter	6,970
Total payments	16,798
Less: imputed interest	(5,316)
Less: foreign exchange (gain)/loss	477
Total	$11,959

The Company recorded rent expense of $11.7 million for the nine months ended September 30, 2021, prior to the adoption of ASC 842.

Indemnification Agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Articles of Association in force on September 30, 2022, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

11.
Related Party Transactions

The Company analyzed its transactions with related parties for the nine months ended September 30, 2022 and 2021, and determined it had the following material transactions.

Syncona

On March 10, 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by the Company of $26.1 million of the Company’s ADSs at a price of $1.05 per ADS, in a registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by the Company.

12.
Restructuring Charges

During the fourth quarter of 2021, the Company undertook a detailed strategic review of its programs and operations. On December 13, 2021, the Company announced its intention to reduce expenses and extend its existing cash runway through a prioritization of its programs and an approximately 25% reduction in workforce.

The Company recorded $2.4 million of charges relating to one-time employee termination benefits resulting from the workforce reduction in the fourth quarter of 2021, which were recognized as operating expenses.

The liabilities recorded in connection with the restructuring charges are summarized as follows (in thousands):

Nine Months Ended September 30, 2022
Accrued restructuring charges at beginning of period	$2,362
Severance payments	(2,374)
Additional restructuring charges	11
Accrued restructuring charges at end of period	$—

13.
Subsequent Events

The Company completed a financial and organizational assessment to increase efficiencies and reduce expenses. As a result of this assessment, the Company is reducing its U.S. and U.K. workforce by approximately 30 employees. The Company estimates that it will incur total expenses relating to the workforce reduction of approximately $2.0 to $2.3 million, consisting of severance and termination-related costs, and expects to record a significant portion of these charges in the fourth quarter of 2022.

On November 11, 2022, the Company signed a definitive agreement to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd. for $25.0 million, subject to purchase price adjustments.

On October 3, 2022, the Company filed a demand for arbitration before the American Arbitration Association in New York against Brammer pursuant to the Manufacturing Agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements that involve substantial risks and uncertainties. Forward-looking statements are any statements other than statements of historical fact. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are based upon information available to us as of the date of this report and, while we believe we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•
the development of our product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of preclinical studies or clinical trials and related preparatory work, the period during which interim data from, or the final results of, the studies or trials will become available and our research and development programs;
•
our ability to advance our product candidates into, and successfully complete, clinical trials;
•
our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
•
our ability to license additional intellectual property relating to our product candidates from third parties and to comply with our existing license agreements;
•
our plans to research, develop, manufacture and commercialize our product candidates;
•
the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•
the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including pricing and reimbursement that may be agreed with payors;
•
our ability to raise additional capital;
•
our commercialization, marketing and manufacturing capabilities and strategy;
•
our estimates regarding the period for which we expect that our current cash and cash equivalents will be sufficient to fund operations;
•
the impact of changes in economic, capital market and political conditions, including fluctuations in commodity prices, inflation, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, geopolitical risks and global hostilities, including Russia’s invasion of Ukraine;
•
the impact of COVID-19, including variant strains of COVID-19, on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;
•
our expectations regarding our ability to obtain and maintain intellectual property protection;
•
our ability to attract and retain qualified employees and key personnel;
•
our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•
the scalability and commercial viability of our manufacturing methods and processes;
•
the success of competing therapies that are or may become available;
•
our ability to realize the anticipated benefits of any acquisitions, joint ventures or divestitures;

•
the expected timing of the closing of the sale of our subsidiary Freeline Therapeutics GmbH;
•
the timing and outcome of our dispute with Brammer Bio MA, LLC;
•
whether we are classified as a passive foreign investment company, or PFIC, for current and future periods; and
•
our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this report speak only as of the date of this report. You should refer to the section titled “Risk Factors” elsewhere in this report on Form 6-K, our report on Form 6-K for the quarter ended June 30, 2022 and Item 3.D. “Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for Freeline Therapeutics Holdings plc (“us,” “we,” “our,” “Freeline,” or “the Company”), together with our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022 and September 30, 2021 and accompanying notes thereto, included elsewhere in this report on Form 6-K, and our audited consolidated financial statements and the related notes as of and for the fiscal year ended December 31, 2021 included in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov.

Some of the information contained in this MD&A, including, but not limited to, information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the section titled “Risk Factors” elsewhere in this report on Form 6-K, our report on Form 6-K for the quarter ended June 30, 2022 and Item 3.D. “Key Information—Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need.

Since our inception in May 2015, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including net proceeds from our initial public offering, or IPO, in August 2020, and subsequent issuances. Through September 30, 2022, we had received net cash proceeds of approximately $473.9 million from sales of our equity securities.

We have incurred operating losses since inception, including a net loss of $66.0 million and $105.7 million for the nine months ended September 30, 2022 and 2021, respectively. As of September 30, 2022, we had an accumulated deficit of $422.4 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and recurring increasing operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval, pursue commercialization of any approved product candidates, invest further in our gene therapy platform and seek to identify new gene therapy product candidates. To date, we have developed our product candidates internally, resulting in increased research and development spending but also enabling us to manage our product candidates efficiently through the development and manufacturing process. Our operating losses stem primarily from manufacturing and clinical development activities reflecting the advancement of the portfolio into the clinical phase, and they will continue to increase with our growth initiatives as we progress our product candidates through clinical trials. Furthermore, since the closing of our IPO in 2020, we have incurred and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings, government or third-party funding, marketing and distribution agreements and other collaborations, strategic alliances and licensing arrangements. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

As of September 30, 2022, we had unrestricted cash and cash equivalents of $65.8 million. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for at least 12 months from the issuance date of the unaudited condensed consolidated financial statements contained in this report on Form 6-K. See “—Liquidity and Capital Resources—Funding Requirements” below.

During the fourth quarter of 2021, we undertook a detailed strategic review of our programs and operations. Following this review, we decided to halt further development of our preclinical studies of FLT210, our liver-directed gene therapy product candidate for the treatment of hemophilia A. In an effort to streamline our operations, we also implemented an approximately 25% reduction in the size of our workforce. These changes followed our program optimization, and we believe they will enable us to better focus our time and resources on the highest value activities. We accrued $2.4 million of charges relating to our workforce reduction in the fourth quarter of 2021, which were paid or charged during the nine months ended September 30, 2022.

The development of our product candidates and gene therapy platform could be disrupted and materially adversely affected in the future by COVID-19 or another pandemic, epidemic or outbreak of an infectious disease, global hostilities, changes in economic, capital market and political conditions, including fluctuations in commodity prices, inflation, interest rates and foreign currency exchange rates, or disruptions in global supply chains and labor markets. Our business operations have been impacted to varying degrees by the COVID-19 pandemic, which has caused disruptions, including interruptions in our preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which we also expect will continue in future quarters.

For example, in 2020 and 2021, we have experienced delays in enrollment in our clinical trials, including our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease, due to the COVID-19 pandemic. Our ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201 for the treatment of Gaucher disease Type 1 and our planned MARVEL-2 long-term clinical study of FLT190 also could be delayed due to government orders and site policies on account of the pandemic. Additionally, some patients in our current or future clinical trials may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Any or all of these events would delay our ability to conduct preclinical studies, commence or complete clinical trials or release clinical trial results, including the completion of post-marketing requirements and commitments, make the ongoing collection of data for patients enrolled in studies more difficult or intermittent and could delay our ability to obtain regulatory approval and commercialize our product candidates.

Furthermore, a COVID-19 resurgence, including due to variant strains of COVID-19, could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and contract manufacturing organizations, or CMOs, thereby disrupting our business operations. Some of our contract research organizations, or CROs, and contract laboratories provide COVID-19 clinical trial support, testing and vaccine testing. As a result, we have experienced delayed lead times in both the production of some of the materials we require for our clinical testing and for access to testing from our CROs. Additionally, as a result of the COVID-19 pandemic and responses to it, in many cases we have been unable to perform audits of the facilities of our material and service providers to ensure their processes, methods and equipment are compliant with current good manufacturing practices, or cGMP. If any of our material and service providers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy any such violation or identify suitable replacement providers. Continued or sustained delays due to COVID-19, including variant strains of COVID-19, and the responses to it could result in significant delays in our manufacturing, clinical and research operations.

We continue to assess our business plans and the impact the COVID-19 pandemic, including related changes in economic, capital market or political conditions, may have on our ability to advance the testing, development and manufacturing of our drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our drug candidates. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in our sector in particular, or with respect to the interest rates and inflationary conditions. We cannot presently predict the scope and severity of any potential business disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business were to experience business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Recent Developments

Strategic Prioritization

Following a previously announced review of strategic options for FLT180a, our gene therapy candidate for people with hemophilia B, we have decided to prioritize the development of our candidates FLT201 in Gaucher disease and FLT190 in Fabry disease and not invest in further development of FLT180a without a partner. In parallel, we completed a financial and organizational assessment to increase efficiencies and reduce expenses. As a result of this assessment, we are reducing our U.S. and U.K. workforce by approximately 30 employees.

Subsidiary Sale

On November 11, 2022, our subsidiary Freeline Therapeutics Limited, or Limited, signed a definitive agreement, or the Purchase Agreement, to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd., or Ascend, for an overall consideration of $25 million, subject to purchase price adjustments, or the Subsidiary Sale.

We expect the Subsidiary Sale will close in the first quarter of 2023, subject to customary closing conditions, including receipt of regulatory approvals.

The Purchase Agreement contains customary representations, warranties, indemnification rights and other obligations and agreements of Limited and Ascend, and the Company has agreed to guarantee Limited’s obligations under the Purchase Agreement and other transaction documents. Ascend has the right, in certain circumstances and as specified in the Purchase Agreement, to terminate the Purchase Agreement.

At closing Limited and Ascend will enter into an intellectual property deed of assignment and license, or the IP Agreement, pursuant to which Limited will assign certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH to Ascend, including certain patents and know-how related to chemistry, manufacturing and controls capabilities and technologies. Ascend will grant a non-exclusive, royalty-free, perpetual, irrevocable, worldwide back-license to Limited of the assigned rights necessary to develop or commercialize its current product candidates.

At closing Limited and Ascend will also enter into a transition services agreement, or the Transition Services Agreement, pursuant to which Ascend will provide certain services in the area of development and manufacturing to Limited and its affiliates. Limited will agree to utilize, and Ascend will agree to make exclusively available to Freeline, no fewer than 15 full-time employee equivalents, or FTEs (as defined in the Transition Services Agreement), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. Limited will also agree to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which will be paid upfront. The Transition Services Agreement will terminate three years after its effective date, unless earlier terminated by the parties in accordance with its terms.

The foregoing descriptions of the Purchase Agreement, the IP Agreement and the Transition Services Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, in certain cases with confidential portions redacted, copies of which will be filed with our Annual Report on Form 20-F for the year ended December 31, 2022.

Clinical Trial Updates

On October 4, 2022, we announced that the first patient has been dosed in the second dose cohort of the Phase 1/2 MARVEL-1 clinical trial of FLT190, our product candidate for the treatment of Fabry disease. Efficacy and safety data from the first dose cohort of MARVEL-1 (in which patients received 7.5e11 vg/kg of FLT190) supported progression to the second cohort (1.5e12 vg/kg). Updated data from the two patients treated in the first cohort showed that elevated α-Gal A levels have been sustained for up to three years in the first patient and one year in the second patient, with the second patient continuing to remain off enzyme replacement therapy. FLT190 has been well-tolerated, and no long-term cardiac sequelae have been observed following the early and transient mild myocarditis observed in both patients. We expect to report initial safety and efficacy data from the second cohort of the MARVEL-1 trial in the first half of 2023.

We expect to begin dosing patients in the Phase 1/2 GALILEO-1 dose-finding trial of FLT201 for the treatment of Gaucher disease Type 1 by the end of the year and to report initial safety and efficacy data in the first half of 2023 and updated data in the second half of 2023.

Brammer Dispute

On July 15, 2022, Limited sent notice in writing to Brammer Bio MA, LLC, or Brammer, that Limited was terminating, as of July 31, 2022, the Dedicated Manufacturing and Commercial Supply Agreement, or the DMCSA, dated June 30, 2020, by and between Limited and Brammer, as a result of alleged material breaches by Brammer of the DMCSA and related agreements. On August 17, 2022, Brammer responded with a letter which purported to terminate the DMCSA effective immediately for Limited’s alleged repudiation of its obligations under the DMCSA and related agreements.

On October 3, 2022, Limited filed a demand for arbitration before the American Arbitration Association in New York against Brammer pursuant to the DMCSA. The demand seeks damages for Brammer’s alleged breaches of its obligations to Limited, as communicated in Limited’s July 15, 2022 termination notice to Brammer and also seeks a declaratory judgment that Brammer materially breached the Agreements and that, as a result of those material breaches, Limited had the right to terminate the DMCSA. Limited is confident in the merits of its claims against Brammer and intends to prosecute this action vigorously.

Executive Leadership Changes

Mark Baldry left his position as our Chief Commercial Officer effective September 30, 2022.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates. Research and development expenses consist of:

•
expenses incurred under agreements with CROs, CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•
manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;
•
expenses to acquire technologies to be used in research and development;
•
employee-related expenses, including salaries, related benefits, travel and non-cash share-based compensation expense for employees engaged in research and development functions;
•
costs of outside consultants, including their fees, non-cash share-based compensation and related travel expenses;
•
costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;
•
costs related to compliance with regulatory requirements;
•
facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and
•
upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.

Certain of our direct research and development expenses are not tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. License fees and other costs incurred after a product candidate has been selected that are directly related to a product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in other program expense. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and discovery as well as to manage our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Our research and development expenses may decrease in the near term as a result of the program prioritization and workforce reductions announced in December 2021 and November 2022. However, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the mid- to long-term as we seek to: (i) expedite clinical development and attempt to obtain marketing approval for our product candidates; (ii) initiate additional clinical trials of our product candidates; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; (iv) continue to discover and develop additional product candidates; and (v) prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

•
completing research and preclinical development of our product candidates and identifying new gene therapy product candidates and investing in our gene therapy platform;
•
establishing an appropriate safety profile with IND- and CTA-enabling studies;
•
successful patient enrollment in, and the initiation and completion of, clinical trials;
•
the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;
•
our ability to maintain suitable arrangements with third-party manufacturers for our product candidates, including our ability to meet CMC and other regulatory requirements relating to the manufacture of product candidates;
•
obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•
defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;
•
significant and changing government regulation;
•
launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and
•
maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with such development. For example, if the U.S. Food and Drug Administration, the European Medicines Agency, the U.K. Medicines and Healthcare products Regulatory Agency or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time to the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, non-cash share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services.

We have incurred and expect to continue to incur additional accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other Income (Expense), Net

Other Income (Expense), Net

Other income (expense), net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest Income, Net

Interest income, net consists of interest income on cash and cash equivalents held in our banking institutions.

Income Tax Expense

We are subject to corporate taxation in the United States, Germany, Ireland and the United Kingdom. Due to the nature of our business, we have generated losses since inception and therefore have not paid corporation tax in either the United Kingdom or Ireland. Our income tax expense represents income taxes in the United States and Germany.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax credit cash rebate, or U.K. R&D tax credit, regimes. The amount of benefits received depends on whether we qualify for a tax credit either as a Small and Medium Enterprise, or SME, or under the Research and Development Expenditure Credit, or RDEC, program. We record the U.K. R&D tax credit benefit within other income (expense), net. The U.K. R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a benefit, which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the United Kingdom, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.

Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HM Revenue & Customs, or HMRC, we expect a portion of expenditures being carried out in relation to our pipeline research and development, clinical trials management and manufacturing development activities to be eligible for the RDEC regime for the nine months ended September 30, 2022 and 2021. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. We had accumulated tax losses for carry forward in the United Kingdom of $258.1 million as of December 31, 2021. We have not recognized any deferred tax assets to date in relation to U.K. losses. This treatment is based on the Company being loss making while the clinical programs are not at a commercial stage. We believe there is no reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective U.K. corporate tax rate of 10% (at current rates).

Value Added Tax, or VAT, in the United Kingdom is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% (the standard rate of VAT) of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC. A similar system exists in Germany with differing rates of VAT or Umsatzsteuer (USt) as it is known locally in Germany. Currently the standard rate is 19% in Germany.

Results of Operations

Comparison of the Nine Months Ended September 30, 2022 and 2021

The following table summarizes our results of operations for the nine months ended September 30, 2022 and 2021 (in thousands):

	Nine Months Ended September 30,
	2022	2021	Change
Operating expenses:
Research and development	$53,561	$70,827	$(17,266)
General and administrative	25,009	37,219	(12,210)
Total operating expenses	78,570	108,046	(29,476)
Loss from operations	(78,570)	(108,046)	29,476
Other income (expense), net
Other income (expense), net	5,451	493	4,958
Gain on lease termination	5,307	—	5,307
Interest income, net	631	350	281
Benefit from R&D tax credit	1,304	1,541	(237)
Total other income (expense), net	12,693	2,384	10,309
Loss before income taxes	(65,877)	(105,662)	39,785
Income tax expense	(96)	(29)	(67)
Net loss	$(65,973)	$(105,691)	$39,718

Research and Development Expenses

The following table summarizes our research and development expenses for the nine months ended September 30, 2022 and 2021 (in thousands):

	Nine Months Ended September 30,
	2022	2021	Change
Direct research and development expenses by program:
FLT180a	$9,050	$11,660	$(2,610)
FLT190	4,828	3,895	933
FLT201	4,714	9,136	(4,422)
Pre-clinical and discovery	3,914	8,481	(4,567)
Unallocated research and development expenses:
Personnel expenses	16,126	20,311	(4,185)
Facilities and other expenses	13,254	13,433	(179)
Non-cash share-based compensation expense	1,675	3,911	(2,236)
Total research and development expenses	$53,561	$70,827	$(17,266)

Research and development, or R&D, expenses were $53.6 million for the nine months ended September 30, 2022, a decrease of approximately $17.3 million, from $70.8 million for the nine months ended September 30, 2021. The decrease in research and development expenses was primarily attributable to the following:

•
a $2.6 million decrease in spending related to FLT180a, our product candidate for the treatment of hemophilia B, primarily related to reduced clinical trial costs during the nine months ended September 30, 2022 as preparations for our Phase 1/2 B-LIEVE clinical trial commenced in 2021, partly offset by increases in manufacturing costs incurred in 2022 related to production of materials to supply our clinical trial;
•
a $0.9 million increase in spending related to FLT190, our product candidate targeting Fabry disease, primarily related to increased clinical trial costs and related activities for our ongoing Phase 1/2 MARVEL-1 clinical trial in 2022;
•
a $4.4 million decrease in spending related to FLT201, our product candidate for the treatment of Gaucher disease Type 1, primarily related to reduced manufacturing activities and related costs in 2022 as clinical trial supply was primarily manufactured in 2021;
•
a $4.6 million decrease in spending related to preclinical and discovery activities, primarily related to our decision to halt further development of FLT210, our former product candidate for the treatment of hemophilia A;
•
a $4.2 million decrease in personnel expenses, primarily related to a reduction of R&D and manufacturing personnel in connection with the December 2021 reduction in workforce;
•
a $0.2 million decrease in facilities and other expenses, mainly due to a reduction in consulting expenses; and
•
a $2.2 million decrease in non-cash share-based compensation expense, primarily due to reduced R&D personnel in connection with the December 2021 reduction in workforce.

We generally expect these costs to increase year on year to support our plan to advance our pipeline assets through clinical development, although these costs may decrease during the next twelve months due to our strategic prioritization and reductions in workforce.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for nine months ended September 30, 2022 and 2021 (in thousands):

	Nine Months Ended September 30,
	2022	2021	Change
Personnel expenses	$9,783	$14,767	$(4,984)
Legal and professional fees	7,036	10,506	(3,470)
Facilities and other expense	5,829	6,988	(1,159)
Non-cash share-based compensation expense	2,362	4,958	(2,596)
Total general and administrative expenses	$25,009	$37,219	$(12,210)

General and administrative, or G&A, expenses were $25.0 million for the nine months ended September 30, 2022, a decrease of $12.2 million from $37.2 million for the nine months ended September 30, 2021. The decrease in general and administrative expenses was primarily attributable to the following:

•
a $5.0 million decrease in personnel expenses, primarily as a result of the departure of employees in connection with the December 2021 reduction in workforce and the departure of several executive officers;
•
a $3.5 million decrease in legal and professional fees, primarily related to decreased legal activities;

•
a $1.2 million decrease in facilities and other expense resulting primarily from a decrease in D&O insurance expense; and
•
a $2.6 million decrease in non-cash share-based compensation expense, primarily as a result of the departure of executive officers and reduced G&A staffing.

Total Other Income (Expense), Net

Total other income, net was $12.7 million for the nine months ended September 30, 2022, an increase of $10.3 million, from income of $2.4 million for the nine months ended September 30, 2021. Part of the increase, $5.0 million, was due to net unrealized foreign exchange gains on our monetary assets and liabilities arising from the translation of cash balances that were maintained in U.S. dollars, which is different from the legal entity’s functional currency (pound sterling), and another part of the increase, $5.3 million, was due to the termination of the DMCSA, driven by derecognizing the right-of-use-assets and operating lease liabilities.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares, ordinary shares and ADSs. Through September 30, 2022, we had received aggregate net cash proceeds of $473.9 million from sales of our equity securities.

As of September 30, 2022, we had unrestricted cash and cash equivalents of $65.8 million. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for at least 12 months from the issuance date of the unaudited condensed consolidated financial statements contained in this report on Form 6-K, following our termination of the DMCSA, our decision to not invest in further development of FLT180a without a partner and our workforce reduction.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years.

Cash Flows

The following table summarizes our cash flows for the nine months ended September 30, 2022 and 2021 (in thousands):

	For the Nine Months Ended September 30,
	2022	2021
Net cash used in operating activities	$(58,373)	$(90,266)
Net cash used in investing activities	(3,117)	(3,638)
Net cash provided by financing activities	27,435	104
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(17,949)	36
Net (decrease) increase in cash, cash equivalents and restricted cash	$(52,004)	$(93,764)

Net Cash Used in Operating Activities

Net cash used in operating activities was $58.4 million for the nine months ended September 30, 2022, a decrease of $31.9 million, from $90.3 million for the nine months ended September 30, 2021, primarily resulting from a decrease of $39.7 million in our net loss to $66.0 million from $105.7 million and net cash used resulting from changes in our operating assets and liabilities of $7.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.1 million for the nine months ended September 30, 2022, a decrease of $0.5 million, from $3.6 million for the nine months ended September 30, 2021, primarily driven by a decrease in purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $27.4 million for the nine months ended September 30, 2022, consisting of proceeds from the issuances of ADSs in the registered direct offering and pursuant to the Sales Agreement described below. Net cash provided by financing activities was $0.1 million for the nine months ended September 30, 2021.

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was $17.9 million for the nine months ended September 30, 2022, primarily related to foreign currency gains arising from the translation of cash balances that were maintained in U.S. dollars, which is different from the legal entity’s functional currency (pound sterling). Currently, our U.S. dollar balances are held in a pound sterling functional currency legal entity and converted as required into pound sterling because the predominant cash outflows are pound sterling. The effect of exchange rate changes on cash, cash equivalents and restricted cash was less than $0.1 million for the nine months ended September 30, 2021.

Funding Requirements

We expect our expenses to decrease in connection with our ongoing activities in the near term as a result of our program prioritization and workforce reductions. However, our expenses will increase over the mid- to long-term as we:

•
continue our development of our product candidates, including conducting our ongoing Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190 for the treatment of Fabry disease and Phase 1/2 GALILEO-1 clinical trial of FLT201 for the treatment of Gaucher disease Type 1 and any other clinical trials that may be required to obtain marketing approval for our product candidates;
•
initiate preclinical studies for other product candidates;
•
seek to identify and develop, acquire or in-license additional product candidates;
•
develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;
•
seek regulatory approvals for any product candidates that successfully complete clinical trials;
•
hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel; and
•
develop, maintain, expand and protect our intellectual property portfolio.

As a publicly-traded company, we are incurring and expect to continue to incur significant legal, accounting, investor relations and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and Nasdaq, requires public companies to implement specified corporate governance practices and other rules that were not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2022. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we are engaging in a process to document and evaluate our internal control over financial reporting, which has been both costly and challenging. In this regard, we will need to continue to dedicate internal resources and engage outside consultants to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are continuing to function as documented and maintain a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

On September 10, 2021, we filed a shelf registration on Form F-3 (File No. 333-259444) with the SEC, which was declared effective on September 22, 2021, or the Shelf Registration. Under the Shelf Registration, we may offer and sell up to $250.0 million of a variety of securities including ordinary shares (including ordinary shares represented by ADSs), preference shares, purchase contracts, warrants, units or any combination of such securities from time to time during the three-year period that commenced upon the Shelf Registration becoming effective.

On November 17, 2021, we entered into an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs having aggregate offering sales proceeds of up to $75.0 million, from time to time, in “at-the-market” offerings pursuant to which Jefferies will act as sales agent and/or principal. During the nine months ended September 30, 2022, we issued 3,037,616 ADSs pursuant to the Sales Agreement, raising approximately $3.2 million in net proceeds.

On March 10, 2022, we entered into a purchase agreement with our majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale of $26.1 million of our ADSs at a price of $1.05 per ADS in a registered direct offering. The offering closed on March 15, 2022. We received net proceeds of approximately $24.2 million from the offering, after deducting offering expenses payable by us.

On March 18, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which we may at our discretion, sell to Lincoln Park up to $35.0 million of our ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, we issued 954,208 ADSs to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement. During the nine months ended September 30, 2022, we did not issue any additional ADSs pursuant to the purchase agreement.

Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for at least 12 months from the issuance date of the unaudited condensed consolidated financial statements, following our termination of the DMCSA, our decision to not invest in further development of FLT180a without a partner and our workforce reduction. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•
the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates as well as further development of our gene therapy platform;
•
whether we elect to invest in and develop technology with the potential for further discovery and innovation, prioritize, delay or modify certain clinical programs, or implement any other strategic, scientific or operational changes;
•
the costs, timing and outcome of regulatory review of our product candidates;
•
our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;
•
our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;
•
timing delays with respect to preclinical and clinical development of our current and future product candidates, including as a result of the COVID-19 pandemic;

•
the costs of consolidating our facilities in the United Kingdom;
•
failure to complete, or unexpected delays in completing, the Subsidiary Sale;
•
the costs, timing and outcome of our dispute with Brammer;
•
the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for any product candidates for which we receive marketing approval;
•
the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•
the extent to which we acquire technologies;
•
the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved; and
•
the costs of operating as a public company.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Internal Control over Financial Reporting

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2022, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this report on Form 6-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Emerging Growth Company Status Accounting Election

As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

RISK FACTORS

Except as set forth below, there have been no material changes to the Company’s risk factors as disclosed in Item 3.D. “Key Information—Risk Factors,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and the section titled "Risk Factors" in our report on Form 6-K for the quarter ended June 30, 2022.

We cannot guarantee that the sale of our subsidiary Freeline Therapeutics GmbH will be completed. Failure to complete, or unexpected delays in completing, the sale or any termination of the related share purchase agreement could have a material adverse effect on our financial condition and results of operations.

On November 11, 2022, our subsidiary Freeline Therapeutics Limited, or Limited, signed a definitive share purchase agreement, or the Purchase Agreement, to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend Gene and Cell Therapies Ltd., or Ascend, for an overall consideration of $25.0 million, subject to purchase price adjustments, which we refer to as the Subsidiary Sale. The completion of the Subsidiary Sale is subject to customary closing conditions, in particular receipt of regulatory approvals from the foreign direct investment authorities in Germany, which make the completion and timing of the Subsidiary Sale uncertain. The failure to satisfy all of the required conditions could delay the completion of the Subsidiary Sale for a significant period of time or prevent it from occurring at all. There can be no assurance that the conditions to the completion of the Subsidiary Sale will be satisfied or that the Subsidiary Sale will be completed.

The Purchase Agreement contains customary representations, warranties, indemnification rights and other obligations and agreements of Limited and Ascend, and the Company has agreed to guarantee Limited’s obligations under the Purchase Agreement and other transaction documents. In addition, Ascend has the right, in certain circumstances and as specified in the Purchase Agreement, to terminate the Purchase Agreement.

If the Subsidiary Sale is not completed, or if we otherwise fail to realize the anticipated benefits of the Subsidiary Sale, we may be adversely affected and will be subject to a number of risks, including the following:

•
if the Purchase Agreement is terminated and we seek another interested buyer, we cannot be certain that we will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that Ascend has agreed to in the Purchase Agreement, if at all;

•
the market price of our ADSs could decline;
•
time and resources, financial and otherwise, committed by our management to matters relating to the Subsidiary Sale could otherwise have been devoted to pursuing other beneficial opportunities;
•
Limited, and the Company as its guarantor, could be subject to litigation related to any failure to complete the Subsidiary Sale; and
•
we will generally be required to pay our expenses relating to the Subsidiary Sale, such as legal and accounting fees, whether or not the Subsidiary Sale is completed.

Any of these risks could materially and adversely impact our business, financial condition, results of operations and the market price of our ADSs.

Similarly, delays in the completion of the Subsidiary Sale could, among other things, result in additional transaction costs or other negative effects associated with delay and uncertainty about completion of the Subsidiary Sale and could materially and adversely impact our business, financial condition, results of operations and the market price of our ADSs.

We are currently involved in a dispute with Brammer Bio MA, LLC relating to our Dedicated Manufacturing and Commercial Supply Agreement.

On October 3, 2022, Limited filed a demand for arbitration before the American Arbitration Association in New York against Brammer Bio MA, LLC, or Brammer, pursuant to the Dedicated Manufacturing and Commercial Supply Agreement, or the DMCSA, dated June 30, 2020, by and between Limited and Brammer. The demand seeks damages for Brammer’s alleged breaches of its obligations to Limited, as communicated in Limited’s July 15, 2022 termination notice to Brammer and also seeks a declaratory judgment that Brammer materially breached the Agreements and that, as a result of those material breaches, Limited had the right to terminate the DMCSA.

As a result of these matters, we will be required to devote substantial financial resources to conduct the arbitration. Arbitration and any potential litigation are expensive and time-consuming and may divert management’s attention and resources. Additionally, the outcome of arbitration or any potential litigation is inherently uncertain. To the extent Brammer elects to file counterclaims against Limited, Limited intends to vigorously defend against them. Any arbitration or litigation has inherent risk, and an adverse determination could have a material adverse effect on our business, financial condition, operations and prospects.

EXHIBIT INDEX

Exhibit	Description

99.1*	Press Release dated November 15, 2022, “Freeline Reports Third Quarter 2022 Financial Results and Corporate Update"

101

The following materials formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Balance Sheets as of September 30, 2022 and 2021, (ii) Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine month periods ended September 30, 2022 and 2021 and, (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2022 and 2021 and (iv) Notes to Unaudited Condensed Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Michael J. Parini
	Name:	Michael J. Parini
	Title:	Chief Executive Officer

By:	/s/ Paul M. Schneider
	Name:	Paul M. Schneider
	Title:	Chief Financial Officer

Date: November 15, 2022